UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-33768

AIFU INC.

 Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENT

Entry into a Transaction Agreement

On December 12, 2025, AIFU Inc. (NASDAQ: AIFU) (“AIFU” or the “Company”), entered into a transaction agreement (the “Agreement”) with Nova Lumina Limited (“Nova”), and its existing shareholders, YS Management Company Limited (“YSM”) and Ethereal Group Ltd (“Ethereal”) (collectively the “Sellers”).

Pursuant to the Agreement, the Company will acquire 100% of the equity interest of Nova from the Sellers. The total consideration consists of 102,578,839 Class A ordinary shares of the Company (the “Consideration Shares”) and a cash payment of US$22.0 million, based on a purchase price of US$1.0 per share of the Company (the “Transaction”). 96,526,648 Class A ordinary shares and 6,052,191 Class A ordinary shares will be issued to YSM and Ethereal, respectively, with an additional cash payment of US$22.0 million payable to Ethereal. The Consideration Shares issued to YSM will be subject to a lock-up period of five years from the closing date.

The Transaction, which was approved by the board of directors of the Company, is expected to close in January 2026, subject to customary closing conditions. The Company is expectNova’s principal assets include a premium inventory of approximately 4,000 metric tons of tea, comprising 2,130 metric tons of dark tea raw materials and 1,870 metric tons of finished dark brick tea products.  This acquisition strategically positions the Company within the high-growth health and wellness consumer sector by adding a tangible, appreciating asset base with long-term value potential.

The Transaction Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

ed to complete a new share issuance of 5,000,000 Class B ordinary shares on or around December 22, 2025. Following (i) the completion of such Class B ordinary share issuance and (ii) the Closing of the Transaction, YSM will hold approximately 78.2% of the total issued and outstanding shares, representing approximately 11.2% of the total voting power of the Company, and Ethereal will hold approximately 4.9% of the total issued and outstanding shares, representing approximately 0.7% of the total voting power of the Company.

Nova’s principal assets include a premium inventory of approximately 4,000 metric tons of tea, comprising 2,130 metric tons of dark tea raw materials and 1,870 metric tons of finished dark brick tea products.  This acquisition strategically positions the Company within the high-growth health and wellness consumer sector by adding a tangible, appreciating asset base with long-term value potential.

The Transaction Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Transaction Agreement made between AIFU Inc. and YS Management Company Limited and Ethereal Group Ltd dated December 12, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: December 12, 2025

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